Exhibit 99.1
TD BANK FINANCIAL GROUP DECLARES PREFERRED SHARE DIVIDEND

TORONTO – April 2, 2009 - The Toronto-Dominion Bank (the “Bank”) today announced that a dividend  has been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after April 30, 2009, to shareholders of record at the close of business on April 8, 2009:

●	Series AI, in an amount per share of $0.23545

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending April 30, 2009, and all future dividends will be eligible dividends unless indicated otherwise.

For more information contact:

Annette Galler
Senior Legal Officer, Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Simon Townsend
Media Relations, Corporate & Public Affairs
 (416) 944-7161